August 20, 2019

John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: Valeritas Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 29, 2019
           File No. 333-232868

Dear Mr. Timberlake:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 29, 2019

Incorporation by Reference of Certain Documents, page 31

1.     Please specifically incorporate by reference all filings required under
Item 12(a)(2) of
       Form S-1. We note for example that your preliminary proxy statement filed pursuant to section 14 on March 29, 2019 has not been specifically incorporated by reference.
Undertakings, page 35

2. Please provide all undertakings required by Regulation S-K Item 512, including Item
       512(b).
 John E. Timberlake
Valeritas Holdings, Inc.
August 20, 2019
Page 2
Exhibits Index, page 38

3. Please file a complete copy of your certificate of incorporation as amended to date, including the May 20, 2019 revision that you mention on page 4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Branch Chief, at
202-551-3617 with any questions.



                                                            Sincerely,
FirstName LastNameJohn E. Timberlake
                                                            Division of
Corporation Finance
Comapany NameValeritas Holdings, Inc.
                                                            Office of
Electronics and Machinery
August 20, 2019 Page 2
cc:       Emilio Ragosa
FirstName LastName